

July 30, 2014

Via E-mail
Mr. Daniel S. Jonas, Esq.
General Counsel
CONMED Corporation
525 French Road
Utica, New York 13502

      Re: **CONMED Corporation**
                Preliminary Proxy Statement on Schedule 14A
                Filed July 29, 2014
                File No. 000-16093

Dear Mr. Jonas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal One: Election of Directors, page 4

1.   Disclosure states the following: "The Company has no reason to believe that any Board-nominated director nominee will be unavailable or will decline to serve. In the event that any nominee should not continue to be available for election, however, the proxies will be voted for the election of such other persons as the Corporate Governance and Nominating Committee of the Board of Directors may recommend." Please conform this standard to Rule 14a-4(c)(5).

Proposal Three: Advisory Vote on Executive Compensation, page 9

2.   Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such vote will occur. See Item 24 of Schedule 14A.

<u>Form of Proxy</u>

3. Please describe proposal 3 in a manner that is consistent with Rule 14a-21. See Question 169.07 of our Compliance and Disclosure Interpretations relating to Exchange Act Rules.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
 Robert W. Downes, Esq.
 Sullivan & Cromwell LLP